Exhibit 99.1

Opera Reports Record Second Quarter 2022 Results

Revenue and adjusted EBITDA both exceeded prior guidance ranges

Q2 revenue grew 29% year-over-year driven by strong product portfolio and growth in high ARPU markets, with adjusted EBITDA margin reaching 21% in the quarter

Company repurchased 1.3 million ADSs during the quarter

Company raises 2022 guidance, expecting 26% revenue growth at an 18% adjusted EBITDA margin at the midpoint

Oslo, Norway, August 30, 2022 – Opera Limited (NASDAQ: OPRA), one of the world’s largest internet consumer brands with hundreds of millions of users worldwide, today announced its unaudited consolidated financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial Highlights

	Three Months Ended June 30,		Year-over-year	Six Months Ended June 30,		Year-over-year
[US$ thousands, except for margins and per ADS amounts]	2021	2022	% change	2021	2022	% change
Revenue	60,161	77,834	29.4%	111,744	149,417	33.7%

Net income (loss)	44,287	(5,836)	n.m.	44,926	(15,271)	n.m.
Margin	73.6%	(7.5)%		40.2%	(10.2)%

Adjusted EBITDA (1)	(1,015)	16,569	n.m.	3,561	23,918	n.m.
Margin	(1.7)%	21.3%		3.2%	16.0%

Adjusted net income (loss) (1)	49,144	(3,364)	n.m.	53,751	(9,726)	n.m.
Margin	81.7%	(4.3)%		48.1%	(6.5)%

Diluted net income (loss) per ADS, US$	0.38	(0.05)	n.m.	0.39	(0.13)	n.m.

Diluted adjusted net income (loss) per ADS, US$ (1)	0.42	(0.03)	n.m.	0.46	(0.08)	n.m.

(1)	Please see the separate section "About Non-IFRS Financial Measures" for the definitions of adjusted EBITDA and adjusted net income (loss).

“Despite a difficult macroeconomic backdrop, we delivered record revenue and continue to grow average revenue per user through a combination of product and high-value market initiatives” said Co-CEO Lin Song.

“We are mindful that the current economic environment remains uncertain, impacted by both macroeconomic pressures and geopolitical tensions. Still, we see a lot of room for continued growth, and we combine prudence with a continued strong focus on our growth strategy," continued Mr. Song.

Second Quarter and Recent Business Highlights

●

Core search and advertising revenue grew 31% year-over-year, driven by the strong ARPU trend of our browser and news user base, as well as leveraging our strong advertiser demand beyond our own inventory through our Opera Ads platform.

●

Opera’s average monthly active user base was 327 million MAUs in the quarter; with a continued directional shift towards higher ARPU markets. User growth was the strongest in the Americas, this time led by North America up 31% and South America up 4.1%, while we continue to focus investments in emerging markets more specifically towards users that we believe will be monetizable.

●	In the second quarter, each user on average generated a record $0.94 of revenue on an annualized basis, up 46% compared to the second quarter of 2021.
●

The Opera GX gaming browser had over 17 million monthly active users across PC and mobile in the second quarter, with the underlying growth being partially offset by seasonality. Annualized ARPU of the GX browser is more than three times higher than the corporate average.

●

At the end of the second quarter our cash and marketable securities were $187 million. Combined with $173 million of receivables from the sale of Nanobank and Star X, this adds to a total of $360 million. We also continue to hold our 6.44% equity stake in OPay as an asset held for sale.

●

During the quarter, the company repurchased 1.26 million ADSs at an average price of $5.30, for a total spend of $6.7 million, leaving $39 million or nearly 80% of our existing buyback authorization remaining.

Business Outlook

“Our core business continues to generate revenue at levels greater than anticipated, at the same time we are moderating certain of our expenses, resulting in higher than expected EBITDA margins,” said CFO Frode Jacobsen. “Despite macroeconomic uncertainties, Opera is performing exceptionally well, and we feel confident in increasing our guidance for the year.”

For the full year of 2022, Opera expects revenue of $313 million to $319 million, an increase from $300 million to $310 million, representing 26% year-over-year growth at the midpoint, and adjusted EBITDA to be between $53 million and $60 million, up from $50 million to $60 million or an 18% margin at the midpoint, versus 12% for 2021.

For the third quarter of 2022, Opera expects revenue of $81 million to $83 million, representing 23% year-over-year growth at the midpoint. Adjusted EBITDA is expected to be between $14 million and $17 million, representing a 19% margin at the midpoint.

Other Updates

During the quarter, we collected the first installment of $28.4 million from the sale of our stake in Star X, with the remaining two installments due in 2023 and 2024.

In connection with the sale of our stake in Nanobank, we and the buyer have agreed to make certain modifications to the sales agreement. The purchase price will be paid in 16 quarterly installments with the final installment due in Q2 2026, offset by a 3% added interest on delayed funds relative to the original 8 installments, resulting in total consideration increasing from $127.1 million to $131.7 million. The first installment was $8.5 million, and the remaining quarterly installments will consequently be $8.2 million each. The buyer also agreed to pledge the sold shares to Opera as collateral to the remaining unpaid installments. The modified agreement also specifies how a future sale or merger of all outstanding shares of Nanobank would be treated, in the event it would happen during the payment period. If in such case the valuation ascribed to Nanobank is lower than the valuation adopted in our sale, the remaining installments will be adjusted to reflect the revised valuation. Further, if such future acquirer of Nanobank is a company in which Opera or its parent company is already an investor, and the acquirer purchases Nanobank with its own shares as consideration, the remaining installments due to Opera would also be immediately settled in the form of such shares as opposed to continued cash payments.

Opera has collected the first installment in full, of which $4.5 million was received within the second quarter and the remainder in July. The next installments are due in December and every third month thereafter.

Second Quarter 2022 Consolidated Financial Results

All comparisons in this section are relative to the second quarter of 2021 unless otherwise stated.

Revenue increased 29% to $77.8 million.

●	Search revenue increased by 13% to $33.7 million driven in particular by the growth of our PC footprint in western markets.
●	Advertising revenue increased by 49% to $43.1 million, benefitting also from monetization growth within Opera News and our audience extension supported by the Opera Ads platform.
●	Technology licensing and other revenue was $1.0 million.

Operating expenses decreased by 2% to $66.7 million.

●

Combined technology and platform fees, content cost and cost of inventory sold was $11.8 million, or 15% of revenue. Our audience extension carries inventory cost, but insignificant incremental expenses otherwise.

●

Personnel expenses, including share-based remuneration, were $19.1 million, a 3% increase. This expense consists of cash-based compensation expense of $17.6 million, a 6% increase year-over-year, and share-based remuneration expense of $1.5 million.

●	Marketing and distribution expenses were $25.3 million, a decrease of 28% year-over-year, or 26% sequentially versus the prior quarter and reflecting a prudent response to macroeconomic conditions.
●	Depreciation and amortization expenses were $3.4 million, a 33% decrease year-over-year but relatively stable versus the prior quarter.
●	All other operating expenses were $7.0 million, a 5% increase.

Operating profit was $11.2 million compared to an operating loss of $7.9 million in the second quarter of 2021.

Other items in the quarter include a finance expense of $15.3 million associated with value fluctuations on our marketable securities.

Income tax expense was $3.7 million in the quarter, somewhat elevated due to FX impacts on net deferred tax liabilities.

Net loss was $5.8 million. This compared to a net income of $44.3 million in the second quarter of 2021. Net income in the second quarter of 2021 was positively impacted by the recognition of gains from the partial sale of our equity stake in OPay.

Net loss per ADS was $0.03 in the quarter. Each ADS represents two shares in Opera Limited. In the quarter, the weighted average number of shares outstanding was 229.5 million, corresponding to 114.8 million ADSs.

Adjusted EBITDA was $16.6 million, representing a 21% margin, compared to an adjusted EBITDA loss of $1.0 million in the second quarter of 2021. Adjusted EBITDA excludes share-based remuneration and non-recurring expenses, as well as other income and discontinued operations.

Adjusted net loss was $3.4 million in the quarter, compared to adjusted net income of $49.1 million in the second quarter of 2021. Adjusted net income (loss) excludes share-based remuneration, non-recurring expenses, discontinued operations and amortization of intangible assets related to acquisitions.

Adjusted net loss per ADS was $0.03 in the quarter.

We have posted Opera’s unaudited financial historical results by quarter since 2019 at https://investor.opera.com.

Conference Call

Opera’s management will host a conference call to discuss the second quarter 2022 financial results on Tuesday, August 30th at 8:00 am Eastern Time (EDT). Listeners may access the call by dialing the following numbers:

United States: +1 877-830-2597

China: +10-800-714-1507 or +10-800-140-1382

Hong Kong: +80-090-1494

Norway: +47 80-01-3780

United Kingdom: +44 0-808-101-1183

International: +1 785-424-1877

Confirmation Code: OPRAQ222

A live webcast of the conference call will be posted at https://investor.opera.com.

We will be tweeting highlights from our prepared remarks. Please follow along @InvestorOpera.

About Non-IFRS Financial Measures

To supplement our consolidated financial statements, which are prepared and presented based on IFRS, we use adjusted EBITDA and adjusted net income (loss), both non-IFRS financial measures, to understand and evaluate our core operating performance. These non-IFRS financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS.

We define adjusted EBITDA as net income (loss) excluding income tax expense (benefit), net finance expense (income), share of net loss (income) of equity-accounted investees, fair value loss (gain) from investments, depreciation and amortization, impairment of non-financial assets, impairment of equity-accounted investees, share-based remuneration, credit loss expense related to divested joint venture, non-recurring expenses, less other operating income and (profit) loss from discontinued operations.

We define adjusted net income (loss) as net income (loss) excluding share-based remuneration, amortization cost related to acquired intangible assets, amortization of Nanobank intangible assets, credit loss expense related to divested joint venture and other non-recurring expenses, and (profit) loss from discontinued operations, adjusted for the associated tax benefit related to such items.

We believe that adjusted EBITDA and adjusted net income (loss) provide useful information to investors and others in understanding and evaluating our operating results. These non-IFRS financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business. While we believe that these non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared and presented in accordance with IFRS. Please refer to our financial statements at the end of this announcement for a table reconciling our non-IFRS financial measures to net income (loss), the most directly comparable IFRS financial measure.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company and its investees’ future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “may,” “expect,” “believe,” “anticipate,” “intend,” “aim,” “estimate,” “intend,” “seek,” “plan,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to,” “future” and similar statements. Among other things, management’s quotations and the Business outlook section contain forward-looking statements. The Company may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company, its investees, and the industry in which they operate. Potential risks and uncertainties include, but are not limited to, those relating to: the duration and development of the conflict in Ukraine and the COVID-19 pandemic, as well as resulting changes in consumer behaviors; the outcome of regulatory processes or litigation; the Company and its goals and strategies; expected development and launch, and market acceptance, of products and services; Company’s expectations regarding demand for and market acceptance of its brands, platforms and services; Company’s expectations regarding growth in its user base, user retention and level of engagement; Company’s ability to attract, retain and monetize users; Company’s ability to continue to develop new technologies, products and services and/or upgrade its existing technologies, products and services; quarterly variations in Company’s operating results caused by factors beyond its control; and global macroeconomic conditions and their potential impact in the markets in which the Company has business. All information provided in this press release is as of the date hereof and is based on assumptions that the Company believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the SEC, including its annual reports on Form 20-F.

About Opera

Opera is a global web innovator. Opera's browsers, gaming, Web3 and news products are the trusted choice of hundreds of millions of users worldwide. Opera is headquartered in Oslo, Norway and listed on the NASDAQ stock exchange (OPRA). Download the Opera browser from www.opera.com.

Learn more about Opera at www.investor.opera.com or on Twitter @InvestorOpera.

Investor Relations Contact:

Matthew Wolfson

investor-relations@opera.com

For media enquiries, please contact: press-team@opera.com

Unaudited Consolidated Statement of Operations

	Three Months Ended June 30,		Six Months Ended June 30,
[US$ thousands, except per ADS and share amounts]	2021	2022	2021	2022
Revenue	60,161	77,834	111,744	149,417
Other operating income	96	70	154	242
Operating expenses:
Technology and platform fees	(1,112)	(1,064)	(1,984)	(2,284)
Content cost	(741)	(1,059)	(1,586)	(2,103)
Cost of inventory sold	(798)	(9,719)	(1,244)	(15,504)
Personnel expenses including share-based remuneration	(18,461)	(19,071)	(35,556)	(35,499)
Marketing and distribution expenses	(35,301)	(25,285)	(58,658)	(59,424)
Credit loss expense	(320)	(67)	(306)	(111)
Depreciation and amortization	(5,080)	(3,421)	(10,117)	(7,011)
Non-recurring expenses	-	(500)	-	(1,208)
Other operating expenses	(6,359)	(6,477)	(11,819)	(13,933)
Total operating expenses	(68,173)	(66,664)	(121,271)	(137,077)
Operating profit (loss)	(7,916)	11,240	(9,374)	12,582
Share of net loss of equity-accounted investees	(2,339)	-	(2,484)	(6)
Fair value gain on investments	57,500	-	57,500	-
Net finance income (expense):
Finance income	16	2,282	1,733	2,437
Finance expense	(3,548)	(15,341)	(3,991)	(25,288)
Net foreign exchange loss	(1,378)	(276)	(1,239)	(648)
Net finance expense	(4,911)	(13,334)	(3,498)	(23,498)
Profit (loss) before income taxes	42,334	(2,094)	42,145	(10,922)
Income tax (expense) benefit	1,953	(3,742)	2,781	(4,350)
Net income (loss) attributable to owners of the parent	44,287	(5,836)	44,926	(15,271)

Weighted-average number of ordinary shares outstanding:
Basic, millions (1)	230.29	229.50	230.28	230.56
Diluted, millions (2)	231.51	229.50	231.54	230.56
Earnings per ADS and per share for net income (loss):
Basic earnings per ADS, US$	0.38	(0.05)	0.39	(0.13)
Diluted earnings per ADS, US$	0.38	(0.05)	0.39	(0.13)
Basic earnings per share, US$	0.19	(0.03)	0.20	(0.07)
Diluted earnings per share, US$	0.19	(0.03)	0.19	(0.07)

(1)	As of June 30, 2022, the total number of shares outstanding for Opera Limited was 228,240,012, equivalent to 114,120,006 ADSs.

(2)

Includes the net dilutive impact of employee equity grants. For the three- and six-months periods ended June 30, 2022, diluted weighted-average number of ordinary shares outstanding exclude the effects of 1,916,775 ADSs that will be issued at the vesting of employee equity grants because these potential shares would have had anti-dilutive effects on the diluted net loss per ADS and per share.

Unaudited Consolidated Statement of Comprehensive Income

	Three Months Ended June 30,		Six Months Ended June 30,
[US$ thousands]	2021	2022	2021	2022
Net income (loss)	44,287	(5,836)	44,926	(15,271)
Other comprehensive income (loss):
Items that may be reclassified to the Statement of Operations in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	2,013	(2,073)	697	(2,841)
Reclassification of share of other comprehensive income (loss) of equity-accounted investees	-	-	-	708
Other comprehensive income (loss)	2,013	(2,073)	697	(2,133)
Total comprehensive income (loss) attributable to owners of the parent	46,300	(7,908)	45,623	(17,403)

Unaudited Consolidated Statement of Financial Position

	As of December 31,	As of June 30,
[US$ thousands]	2021	2022
Assets:
Property and equipment	12,263	11,344
Intangible assets	103,627	103,170
Goodwill	430,378	429,492
Non-current receivables from sale of investments	-	99,707
Non-current investments and financial assets	2,883	2,750
Deferred tax assets	2,323	2,206
Total non-current assets	551,474	648,669

Trade receivables	43,864	48,790
Current receivables from sale of investments	-	73,018
Other current receivables	18,538	4,166
Prepayments	9,192	7,635
Marketable securities	78,135	47,472
Cash and cash equivalents	102,876	139,400
Total cash, cash equivalents, and marketable securities	181,011	186,872
Assets held for sale	288,379	84,600
Total current assets	540,986	405,081
Total assets	1,092,460	1,053,750

Equity:
Share capital	24	24
Other paid in capital	764,381	754,513
Retained earnings	249,155	237,370
Foreign currency translation reserve	(520)	(2,653)
Total equity attributable to owners of the parent	1,013,039	989,254

Liabilities:
Non-current lease liabilities and other loans	2,081	811
Deferred tax liabilities	6,532	7,876
Other non-current liabilities	23	20
Total non-current liabilities	8,635	8,708

Trade and other payables	38,378	38,752
Current lease liabilities and other loans	11,427	2,549
Income tax payable	763	3,583
Deferred revenue	1,092	1,868
Other current liabilities	19,125	9,036
Total current liabilities	70,786	55,788
Total liabilities	79,421	64,496
Total equity and liabilities	1,092,460	1,053,750

Unaudited Consolidated Statement of Changes in Equity

For the six months ended June 30, 2021:

[US$ thousands]	Share capital	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity attributable to owners of the parent
As of December 31, 2020	24	765,129	283,334	408	1,048,895
Net income	-	-	44,926	-	44,926
Other comprehensive income	-	-	-	697	697
Total comprehensive income	-	-	44,926	697	45,623
Acquisition of treasury shares	-	(749)	-	-	(749)
Share-based remuneration	-	-	2,450	-	2,450
As of June 30, 2021	24	764,381	330,710	1,105	1,096,217

For the six months ended June 30, 2022:

[US$ thousands]	Share capital	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity attributable to owners of the parent
As of December 31, 2021	24	764,381	249,155	(520)	1,013,039
Net loss	-	-	(15,271)	-	(15,271)
Other comprehensive loss	-	-	-	(2,133)	(2,133)
Total comprehensive loss	-	-	(15,271)	(2,133)	(17,404)
Acquisition of treasury shares	-	(9,868)	-	-	(9,868)
Share-based remuneration	-	-	3,487	-	3,487
As of June 30, 2022	24	754,513	237,371	(2,653)	989,254

Unaudited Consolidated Statement of Cash Flows

	Three Months Ended June 30,		Six Months Ended June 30,
[US$ thousands]	2021	2022	2021	2022
Cash flows from operating activities:
Profit (loss) before income taxes	42,334	(2,094)	42,145	(10,922)
Adjustments to reconcile profit (loss) before income taxes to net cash flow:
Share-based payment expense	1,717	1,520	2,450	3,487
Depreciation and amortization	5,080	3,421	10,117	7,011
Share of net loss of equity-accounted investees	2,628	-	2,484	6
Fair value gain on investments	(57,500)	-	(57,500)	-
Net finance expense	4,773	13,334	3,498	23,498
Other adjustments	(1,630)	(265)	(1,382)	(747)
Changes in working capital:
Change in trade and other receivables	(4,384)	(6,029)	(4,170)	(5,318)
Change in prepayments	(2,315)	41	847	550
Change in inventories	(24)	(113)	(21)	(699)
Change in loans to customers	17	-	5	2
Change in trade and other payables	10,779	(9,164)	17,595	374
Change in deferred revenue	(63)	(727)	105	776
Change in other liabilities	5,285	2,176	(1,440)	(3,160)
Income taxes (paid) received	(448)	(477)	(1,207)	230
Net cash flow from operating activities	6,252	1,624	13,527	15,088
Cash flows from investing activities:
Purchase of equipment	139	(2,477)	(884)	(2,593)
Development expenditure	(1,216)	(2,081)	(2,068)	(2,923)
Acquisition of subsidiary, net of cash acquired	-	-	(9,008)	-
Proceeds from sale of shares in associates	50,000	32,879	50,000	32,879
Net sale (purchase) of listed equity instruments	(17,439)	247	(3,522)	7,044
Interest income received	16	31	21	33
Net cash flow from investing activities	31,500	28,600	34,539	34,441
Cash flows from financing activities:
Acquisition of treasury shares	-	(6,823)	(748)	(9,868)
Proceeds from loans and borrowings	(1,147)	-	-	-
Interests on loans and borrowings	(89)	(34)	(168)	(103)
Repayment of loans and borrowings	(348)	(96)	(348)	(184)
Payment of lease liabilities	(846)	(1,040)	(1,906)	(2,036)
Net cash flow used in financing activities	(2,431)	(7,992)	(3,170)	(12,192)
Net change in cash and cash equivalents	35,322	22,231	44,896	37,338
Cash and cash equivalents at beginning of period	143,297	117,786	134,168	102,876
Effect of exchange rate changes on cash and cash equivalents	(138)	(616)	(584)	(815)
Cash and cash equivalents at end of period	178,481	139,400	178,481	139,400

Financial Details by Business Area

The tables below specify the contribution by each business area.

[US$ thousands]	Three Months Ended June 30, 2021
Business area	Browser and News	Other	Total
Revenue categories:
Search	29,782	-	29,782
Advertising	28,935	7	28,942
Technology licensing and other revenue	-	1,436	1,436
Total revenue	58,717	1,443	60,161
Direct expenses:
Technology and platform fees	(930)	(182)	(1,112)
Content cost	(730)	(11)	(741)
Cost of inventory sold	(798)	-	(798)
Marketing and distribution expenses	(35,085)	(216)	(35,301)
Credit loss expense	(316)	(4)	(320)
Total direct expenses	(37,859)	(413)	(38,273)
Contribution by business area	20,858	1,030	21,888

[US$ thousands]	Three Months Ended June 30, 2022
Business area	Browser and News	Other	Total
Revenue categories:
Search	33,734	-	33,734
Advertising	43,077	7	43,085
Technology licensing and other revenue	298	718	1,016
Total revenue	77,109	725	77,834
Direct expenses:
Technology and platform fees	(1,064)	-	(1,064)
Content cost	(1,059)	-	(1,059)
Cost of inventory sold	(9,719)	-	(9,719)
Marketing and distribution expenses	(25,196)	(89)	(25,285)
Credit loss expense	(67)	(1)	(67)
Total direct expenses	(37,105)	(90)	(37,195)
Contribution by business area	40,003	636	40,639

[US$ thousands]	Six Months Ended June 30, 2021
Business area	Browser and News	Other	Total
Revenue categories:
Search	56,507	-	56,507
Advertising	52,340	32	52,372
Technology licensing and other revenue	-	2,864	2,864
Total revenue	108,847	2,897	111,744
Direct expenses:
Technology and platform fees	(1,649)	(335)	(1,984)
Content cost	(1,564)	(22)	(1,586)
Cost of inventory sold	(1,244)	-	(1,244)
Marketing and distribution expenses	(58,250)	(408)	(58,658)
Credit loss expense	(270)	(36)	(306)
Total direct expenses	(62,978)	(801)	(63,779)
Contribution by business area	45,869	2,096	47,965

[US$ thousands]	Six Months Ended June 30, 2022
Business area	Browser and News	Other	Total
Revenue categories:
Search	65,760	-	65,760
Advertising	81,521	14	81,535
Technology licensing and other revenue	646	1,476	2,122
Total revenue	147,927	1,490	149,417
Direct expenses:
Technology and platform fees	(2,284)	-	(2,284)
Content cost	(2,103)	-	(2,103)
Cost of inventory sold	(15,504)	-	(15,504)
Marketing and distribution expenses	(59,238)	(187)	(59,424)
Credit loss expense	(114)	3	(111)
Total direct expenses	(79,242)	(184)	(79,426)
Contribution by business area	68,685	1,306	69,991

Personnel Expenses Including Share-based Remuneration

The table below specifies the amounts of personnel expenses including share-based remuneration.

	Three Months Ended June 30,		Six Months Ended June 30,
[US$ thousands]	2021	2022	2021	2022
Personnel expenses, excluding share-based remuneration	16,544	17,593	32,585	32,140
Share-based remuneration, including related social security costs	1,917	1,477	2,971	3,359
Total personnel expenses including share-based remuneration	18,461	19,071	35,556	35,499

Other Operating Expenses

The table below specifies the nature of other operating expenses.

	Three Months Ended June 30,		Six Months Ended June 30,
[US$ thousands]	2021	2022	2021	2022
Hosting	1,910	2,288	3,753	4,526
Audit, legal and other advisory services	2,447	1,489	3,943	4,491
Software license fees	475	494	889	964
Rent and other office expense	758	1,008	1,624	1,891
Travel	109	422	188	572
Other	660	776	1,423	1,490
Total other operating expenses	6,359	6,477	11,819	13,933

Non-IFRS Financial Measures

	Three Months Ended June 30,		Six Months Ended June 30,
[US$ thousands, except per ADS and share amounts]	2021	2022	2021	2022
Reconciliation of net income (loss) to adjusted EBITDA:
Net income (loss)	44,287	(5,836)	44,926	(15,271)
Add (deduct):
Income tax expense (benefit)	(1,953)	3,742	(2,781)	4,350
Net finance expense	4,911	13,334	3,498	23,498
Share of net loss of equity-accounted investees	2,339	-	2,484	6
Depreciation and amortization	5,080	3,421	10,117	7,011
Share-based remuneration	1,917	1,477	2,971	3,359
Non-recurring expenses	-	500	-	1,208
Fair value gain on investments	(57,500)	-	(57,500)	-
Other operating income	(96)	(70)	(154)	(242)
Adjusted EBITDA	(1,015)	16,569	3,561	23,918

Reconciliation of net income (loss) to adjusted net income (loss):
Net Income (loss)	44,287	(5,836)	44,926	(15,271)
Add (deduct):
Share-based remuneration	1,917	1,477	2,971	3,359
Amortization of acquired intangible assets	1,571	645	3,142	1,290
Amortization of Nanobank intangible assets (1)	1,759	-	3,518	-
Non-recurring expenses	-	500	-	1,208
Income tax adjustment (2)	(389)	(151)	(805)	(312)
Adjusted net income (loss)	49,144	(3,364)	53,751	(9,726)

Adjusted net income (loss) per ADS and per share:
Basic adjusted net income (loss) per ADS, US$	0.43	(0.03)	0.47	(0.08)
Diluted adjusted net income (loss) per ADS, US$	0.42	(0.03)	0.46	(0.08)
Basic adjusted net income (loss) per share, US$	0.21	(0.01)	0.23	(0.04)
Diluted adjusted net income (loss) per share, US$	0.21	(0.01)	0.23	(0.04)

(1)	The amortization of Nanobank intangible assets was included in the line "Share of net income (loss) of equity-accounted investees".

(2)	Reversal of tax benefit related to the social security cost component of share-based remuneration and deferred taxes on the amortization of acquired intangible assets.